UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 September 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

30 September 2020

Diageo completes acquisition of Aviation Gin LLC and Davos Brands LLC

Further to the announcement on 17 August 2020, Diageo today announces that it has completed the acquisition of Aviation Gin LLC and Davos Brands LLC ('Davos Brands').  This acquisition supports our participation in the super premium gin segment in the United States and is in line with Diageo's strategy to acquire high growth brands with attractive margins that support premiumisation.

"We are confident that Aviation American Gin will continue to shape and drive the growth of super premium gin in North America and we are looking forward to working with Ryan Reynolds and the Davos Brands team to accelerate future growth", said Ivan Menezes, Chief Executive of Diageo.

ENDS

Enquiries:

Media relations:
	Jessica Rouleau	+44 (0)7925 642 561
	Francesca Olivieri	+44 (0)7523 930 130
	press@diageo.com	+44 (0)7803 856 200

Investor relations:	Lucinda Baker	+44 (0)7974 375 550
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 September 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary